Exhibit 99.1

Interim condensed consolidated financial statements

June 30, 2012

(Expressed in U.S. dollars)

(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		3

Interim Condensed Consolidated Statements of Comprehensive Loss		4

Interim Condensed Consolidated Statements of Changes in Equity		5

Interim Condensed Consolidated Statements of Cash Flow		6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	7

2.	Basis of preparation	7

3.	Summary of significant accounting policies	7

4.	Related party transactions	8

5.	Prepaid expenses and deposits	9

6.	Investment in associate	9

7.	Property, plant and equipment	10

8.	Exploration and evaluation assets	11

9.	Mines under construction	12

10.	Segmented reporting	12

11.	Line of credit	13

12.	Employee retention allowance	13

13.	Environmental rehabilitation provision	13

14.	Long-term debt	14

15.	Commitments	14

16.	Share capital	15

17.	Share-based payments	15

18.	Financial risk management objectives and policies	17

19.	Non-cash transactions	20

Banro Corporation
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	June 30, 2012	December 31, 2011
		$	$
Assets
Current Assets
Cash and cash equivalents		106,135	9,696
Advances and accounts receivable		9,082	910
Due from related parties	4	200	166
Prepaid expenses and deposits	5	16,193	1,415
Total Current Assets		131,610	12,187

Non-Current Assets
Investment in associate	6	1,472	1,505
Property, plant and equipment	7	24,393	24,137
Exploration and evaluation	8	76,559	113,462
Mines under construction	9	363,266	277,850
Total Non-Current Assets		465,690	416,954

Total Assets		597,300	429,141

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		24,329	24,108
Line of credit	11	-	5,625
Accrued liabilities		7,969	8,223
Due to related parties	4	135	23
Employee retention allowance	12	1,750	1,385
Total Current Liabilities		34,183	39,364

Environmental rehabiliation provision	13	767	767
Long-term debt	14	152,687	-
Commitments	15

Total Liabilities		187,637	40,131

Shareholders' Equity
Share capital	16	452,289	440,738
Warrants	14, 16	13,252	-
Contributed surplus		31,555	28,061
Accumulated other comprehensive loss		(30)	(27)
Deficit		(87,403)	(79,762)
Total Shareholders' Equity		409,663	389,010
Total Liabilities and Shareholders' Equity		597,300	429,141

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		200,646	197,076

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements Of Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		$	$	$	$
Expenses
Consulting, management and professional fees		274	329	509	894
Employee benefits		605	675	1,420	1,136
Office and sundry		310	289	751	664
Share-based payment expense	17	1,794	715	3,146	1,376
Travel and promotion		544	401	1,038	871
Depreciation		11	12	15	24
Interest and bank expenses	14	635	12	856	23
Foreign exchange loss (gain)		101	(163)	13	(1,165)
		(4,274)	(2,270)	(7,748)	(3,823)
Interest income		98	76	137	175

Loss from operations		(4,176)	(2,194)	(7,611)	(3,648)

Share of loss from investment in associate	6	(44)	(66)	(79)	(137)
Dilution gain on investment in associate	6	49	156	49	156
Loss on disposition of capital asset		-	-	-	(8)

Loss for the period		(4,171)	(2,104)	(7,641)	(3,637)

Foreign currency translation differences of foreign associate	6	(34)	7	(3)	(44)

Comprehensive loss for the period		(4,205)	(2,097)	(7,644)	(3,681)

Loss per share, basic and diluted	16c	(0.02)	(0.01)	(0.04)	(0.02)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements Of Changed in Equity
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		Common shares				Cumulative
		Number of			Contributed	Translation		Total Shareholder's
		shares	Amount	Warrants	Surplus	Adjustment	Deficit	Equity
	Notes	(in thousands)	$	$	$	$	$	$
Balance at January 1, 2011		173,062	373,945	-	21,689	98	(70,437)	325,295
Net loss for the period		-	-	-	-	-	(3,637)	(3,637)
Issued share capital	16	17,500	52,310	-	-	-	-	52,310
Stock options exercised		238	500	-	-	-	-	500
Share based compensation	17	-	-	-	2,775	-	-	2,775
Warrants issued		-	-	-	1,217	-	-	1,217
Warrants exercised		163	359	-	-	-	-	359
Foreign currency translation differences of foreign investment in associate	6	-	-	-	-	(44)	-	(44)
Balance at June 30, 2011		190,963	427,114	-	25,681	54	(74,074)	378,775

Net loss for the period		-	-	-	-	-	(5,688)	(5,688)
Share based compensation		-	-	-	2,829	-	-	2,829
Stock options exercised		255	891	-	(421)	-	-	470
Warrants exercised		5,858	12,733	-	(28)	-	-	12,705
Foreign currency translation differences of foreign investment in associate		-	-	-	-	(81)	-	(81)
Balance at December 31, 2011		197,076	440,738	-	28,061	(27)	(79,762)	389,010

Net loss for the period		-	-	-	-	-	(7,641)	(7,641)
Share based compensation	17	-	-	-	7,186	-	-	7,186
Stock options exercised		3,570	11,551	-	(3,692)	-	-	7,859
Warrants issued	16b	-	-	13,252	-	-	-	13,252
Foreign currency translation differences of foreign investment in associate	6	-	-	-	-	(3)	-	(3)
Balance at June 30, 2012		200,646	452,289	13,252	31,555	(30)	(87,403)	409,663

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		$	$	$	$

Cash flows from operating activities
Net loss for the period		(4,171)	(2,104)	(7,641)	(3,637)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		11	12	15	24
Unrealized foreign exchange (gain) loss		(41)	303	(7)	(467)
Share of loss from investment in associate	6	44	66	79	137
Share based payments - employees	17	1,794	715	3,146	1,376
Share based payments - consultant	17	-	-	-	62
Financing costs		84	1	112	-
Loss on disposal of property, plant, and equipment		-	-	-	8
Gain on dilution	6	(49)	(156)	(49)	(156)
Employee retention allowance	12	55	48	97	79
Changes in non-cash working capital
Advances receivable		(5,550)	14	(8,172)	(194)
Prepaid expenses and deposits		(4,848)	94	(14,778)	(1,189)
Due from related parties		(8)	-	(34)	-
Accounts payable		259	(647)	290	49
Due to related parties		20	12	112	(6)
Accrued liabilities		302	1,132	(241)	1,036
Net cash flows used in operating activities		(12,098)	(510)	(27,071)	(2,878)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(2,705)	(341)	(3,054)	(1,128)
Disposition of property, plant, and equipment		-	-	10	54
Expenditures on exploration and evaluation		(6,896)	(5,249)	(14,488)	(11,366)
Expenditures on mines under construction, net of pre-production revenue	9	(16,518)	(28,823)	(26,205)	(55,514)
Short term investments		-	9,094	-	8,736
Advances to associate	6	-	-	-	(12)
Net cash used in investing activities		(26,119)	(25,319)	(43,737)	(59,230)

Cash flows from financing activities
Proceeds from share issuance (net of issuance costs)		287	458	7,859	54,386
Proceeds from units (net of issuance costs)	14	(119)	-	165,020	-
Line of credit repayment	11	-	-	(5,626)	-
Net cash from financing activities		168	458	167,253	54,386

Effect of foreign exchange on cash held in foreign currency		(50)	(320)	(6)	481
Net (decrease) increase in cash during the period		(38,099)	(25,691)	96,439	(7,241)
Cash and cash equivalents, beginning of the period		144,234	86,006	9,696	67,556
Cash and cash equivalents, end of the period		106,135	60,315	106,135	60,315

Non-cash transactions (Note 19)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	Corporate information

Banro Corporation’s business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2012 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 707O, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2012, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value.

3.	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2011. The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is usually evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive loss, except that losses in excess of the Company's investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the Company’s investment in an associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

4.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six month periods ended June 30, 2012 and 2011, was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$
Short-term employee benefits	760	756	4,606	1,496
Other benefits	25	16	53	33
Employee retention allowance	5	44	70	84
Share-based payments	522	1,241	9,018	1,368
	1,312	2,057	13,747	2,981

During the three and six months ended June 30 2012, directors fees of $64 and $136, respectively, (three and six months ended June 30, 2011 - $56 and $113) were paid to non-executive directors of the Company.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Other Related Parties

During the three and six month periods ended June 30, 2012, legal fees of $137 and $672, respectively, (three and six months ended June 30, 2011 - $20 and $255), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at June 30, 2012, the balance of $135 (December 31, 2011 - $23) owing to this legal firm was included in due to related parties in the interim condensed consolidated statement of financial position.

During the three and six month periods ended June 30, 2012, the Company incurred common expenses of $99 and $136, respectively, (three and six months ended June 30, 2011 - $9 and $23) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2012, an amount of $200 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the interim condensed consolidated statement of financial position.

During the three and six month periods ended June 30, 2012, the Company incurred common expenses of $176 and $192, respectively, (three and six months ended June 30, 2011 - $19 and $23) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at June 30, 2012, an amount of $nil (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statement of financial position.

As at June 30, 2012, an amount of $6 (December 31, 2011 - $6) was due to Delrand Resources Limited (“Delrand”). Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

5.	Prepaid expenses and deposits

Prepaid expenses and deposits comprise mainly of $2,922 (December 31, 2011 - $668) of advances to suppliers of the Twangiza mine and $12,380 (December 31, 2011 - $nil) of prepayments for various earthmoving equipment and supplies for the Namoya project.

6.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	June 30, 2012	December 31, 2011

Percentage of ownership interest	33.60%	35.64%
Common shares held	17,717	17,717
Total investment	$1,472	$1,505

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30 (previously December 31), which was recently changed. The Company’s investment in Delrand is accounted for in the interim condensed consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at June 30, 2012, is $5,043 (December 31, 2011 - $4,616). As set out below, for the three and six month periods ended June 30, 2012, the Company’s share of loss in the results of Delrand was $44 and $79, respectively (three and six months ending June 30 2011 –$66 and $137). In June 2012, there were Delrand warrant exercises for gross proceeds of $400, which resulted in the reduction of the Company’s ownership interest in Delrand from 35.64% to 33.6% and therefore the Company recorded a dilution gain of $49 for the three and six month periods ended June 30, 2012.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company’s share of Delrand’s expenses and loss is converted at the average exchange rate at each reporting period or at each change in ownership period.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Banro's share of Delrand's expenses and loss	(44)	(66)	(79)	(137)

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	1,505
Share of loss for the period ended June 30, 2012	(79)
Dilution gain	49
Cumulative translation adjustment	(3)
Balance at June 30, 2012	$1,472

7.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Mining fleet & equipment	Machinery and equipment	Mining plant and equipment - under construction	Leasehold improvements	Environmental rehabilitation provision	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance at December 31, 2010	160	798	2,452	17,355	2,039	8,178	13	-	30,995
Additions	61	317	2,056	251	308	-	-	767	3,760
Disposals	(65)	(216)	(275)	-	(203)	-	-	-	(759)
Balance at December 31, 2011	156	899	4,233	17,606	2,144	8,178	13	767	33,996
Additions	10	112	640	1,806	391	-	95	-	3,054
Disposals	-	-	(31)	-	-	-	-	-	(31)
Balance at June 30, 2012	166	1,011	4,842	19,412	2,535	8,178	108	767	37,019

Accumulated Depreciation
Balance at December 31, 2010	81	433	923	3,362	1,016	-	3	-	5,818
Depreciation for the year	29	159	670	3,347	413	-	3	-	4,621
Disposals	(22)	(168)	(193)		(197)	-	-	-	(580)
Balance at December 31, 2011	88	424	1,400	6,709	1,232	-	6	-	9,859
Depreciation for the period	11	98	452	2,002	226	-	9	-	2,798
Disposals	-	-	(31)	-	-	-	-	-	(31)
Balance at June 30, 2012	99	522	1,821	8,711	1,458	-	15	-	12,626

Carrying amounts
Balance at December 31, 2010	79	365	1,529	13,993	1,023	8,178	10	-	25,177
Balance at December 31, 2011	68	475	2,833	10,897	912	8,178	7	767	24,137
Balance at June 30, 2012	67	489	3,021	10,701	1,077	8,178	93	767	24,393

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

8.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$	$	$	$	$	$
Balance as at December 31, 2010	9,342	40,696	29,305	2,377	2,530	84,250
Additions	6,924	11,225	6,709	4,269	65	29,192
Transfer to mines under construction	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance as at December 31, 2011	16,266	51,921	36,014	6,646	2,595	113,442
Additions	2,792	5,319	3,000	3,864	43	15,018
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Disposals	-	-	-	-	-	-
Balance as at June 30, 2012	19,058	5,319	39,014	10,510	2,638	76,539

There is approximately $20 of intangible exploration and evaluation expenditures as at June 30, 2012. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above. There have not been any additions or disposals of intangible exploration and evaluation assets since December 31, 2010.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a wholly owned Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is registered in the Congo and wholly owned by the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

e.	Banro Congo Mining

The Company’s wholly-owned Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

9.	Mines under construction

Development expenditures with respect to the construction of the Company’s Twangiza mine and Namoya project are as follows:

	Twangiza Mine	Namoya Mine	Total
Cost	$	$	$
Balance as at December 31, 2010	146,688	-	146,688
Additions	135,750	-	135,750
Pre-production commercial revenue	(4,588)	-	(4,588)
Balance as at December 31, 2011	277,850	-	277,850
Additions	58,905	28,294	87,199
Transfers	-	51,921	51,921
Pre-production commercial revenue	(53,704)	-	(53,704)
Balance as at June 30, 2012	283,051	80,215	363,266

Mines under construction are not amortized until construction is completed. This is signified by the formal commissioning of a mine for production.

10.	Segmented reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

June 30, 2012

	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment	Total
	$	$	$	$	$
Congo	24,277	363,266	76,559	-	464,102
Canada	116	-	-	1,472	1,588
	24,393	363,266	76,559	1,472	465,690

December 31, 2011

	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment	Total
Congo	24,102	277,850	113,462	-	415,414
Canada	35	-	-	1,505	1,540
	24,137	277,850	113,462	1,505	416,954

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	Line of credit
$
Balance at December 31, 2010	-
Withdrawals	5,577
Interest	48
Balance at December 31, 2011	5,625
Withdrawals	9,375
Interest	182
Repayments	(15,182)
Balance at June 30, 2012	-

In December 2011, Twangiza Mining SARL (“Twangiza”), one of the Company’s wholly-owned Congolese subsidiaries, established a line of credit facility with a bank in the Congo (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15 million. The Line of Credit bore interest at 8.5% per annum and was secured by certain mining assets of Twangiza. The Line of Credit was used by Twangiza as part of its working capital management. As at June 30, 2012, Twangiza had fully repaid the Line of Credit of $15,000 and recognized interest expense of $nil and $182 for the three and six month periods ended June 30, 2012.

12.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2012, the Company had accrued a liability of $1,750 (December 31, 2011 - $1,385).

The following table summarizes information about changes to the Company’s employee retention allowance during the six-month period ended June 30, 2012.

$
Balance at December 31, 2010	761
Additions	637
Payments to employees	(13)
Balance at December 31, 2011	1,385
Additions	365
Payments to employees	-
Balance at June 30, 2012	1,750

13.	Environmental rehabilitation provision

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision is calculated at the net present value of the future expected cash outflows using the prevailing interest rate in the Congo of 16%, a mine life of 10 years, and estimated future cash costs of $3,385. As at June 30, 2012, the Company recorded a provision for mine rehabilitation of $767.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

$
Balance at December 31, 2010	-
Additions	767
Balance at December 31, 2011	767
Additions	-
Balance at June 30, 2012	767

14.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date is September 1, 2012 and will consist of interest accrued from and including March 2, 2012 until September 1, 2012. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,191, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at June 30, 2012, the market value of the long-term debt is $141,874. For the three and six month periods ended June 30, 2012, the Company capitalized borrowing costs of $4,444 and $5,925, respectively, to Mines under Construction and recognized $617 and $823, respectively, of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive loss. The Company has accrued interest on the long-term debt of $5,830 under accrued liabilities in its interim condensed consolidated statement of financial position.

	Payments due by period
	Total	Less than one year	One to three years	Four to five years
Long-term debt	$175,000	$-	$-	$175,000
Long-term debt interest	$87,500	$17,500	$52,500	$17,500

15.	Commitments

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at June 30, 2012 are as follows:

2012	$148
2013	117
2014	102
2015	68
$435

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

16.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All unit, share, option and warrant amounts are presented in thousands.

During the six month period ended June 30, 2012 the Company issued a total of 3,570 common shares as a result of stock option exercises at various exercise prices ranging from Cdn$1.10 to Cdn$3.25 per share.

As of June 30, 2012, the Company had 200,646 common shares issued and outstanding (December 31, 2011 – 197,076) and no preference shares issued and outstanding.

b)	Share purchase warrants

As part of the Offering disclosed in Note 14, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. The outstanding Warrants have a carrying value of $13,252, which is based on the residual value from the Offering as described in Note 14 less the related transaction costs.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three-month period ended June 30, 2012, amounting to 200,533 (June 30, 2011 – 190,847) common shares and for the six-month period ended June 30, 2012 amounting to 199,900 (June 30, 2011 – 181,181) common shares. Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2012 is 203,388 and 203,071 common shares, respectively (three and six-month periods ended June 30, 2011 – 193,958 and 184,223 common shares). As at June 30, 2012, 3,171 common shares related to stock options and warrants were anti-dilutive.

17.	Share-based payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. All options granted generally have a contractual life of five years from the date of grant.

The following tables summarize information about stock options:

For the six-month period ended June 30, 2012

Exercise Price Range	Opening	During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,044	-	(2,978)	-	-	5,066	2.49	5,066	-
2.40 - 4.75	3,100	6,292	(592)	(233)	-	8,567	4.40	823	7,744
12.00 - 15.00	335	-	-	-	(35)	300	0.15	300	-
	11,479	6,292	(3,570)	(233)	(35)	13,933	3.61	6,189	7,744
Weighted Average Exercise Price (Cdn$)	2.33	4.73	2.35	4.58	15.00	3.75	-	2.75	4.55

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the six-month period ended June 30, 2011

Exercise Price Range	Opening	During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,358	-	(238)	(48)	-	8,072	2.51	4,334	3,738
2.40 - 3.50	743	881	-	-	-	1,624	0.47	353	1,271
12.00 - 15.00	2,116	-	-	-	(270)	1,846	0.09	1,846	-
	11,217	881	(238)	(48)	(270)	11,542	3.07	6,533	5,009
Weighted Average Exercise Price (Cdn$)	4.33	3.23	2.05	2.12	11.25	4.14	-	5.55	2.31

The assessed fair value, using the Black-Scholes option pricing model, at grant date of stock options granted during the six-month period ended June 30, 2012 was a weighted average Cdn$2.30 per stock option (June 30, 2011 - Cdn$1.73). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the six-month periods ended June 30, 2012 and June 30, 2011 included:

Six months ended	June 30, 2012	June 30, 2011
Risk free interest rate	1.03% - 1.91%	2.01% - 2.31%
Expected life	3 years	3 years
Annualized volatility	62.00% - 77.17%	89.22% - 92.12%
Dividend yield	0.00%	0.00%
Forfeiture rate	1.00%	2.00%
Grant date fair value	$1.43 - $2.29	$1.67 - $2.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six-month periods ended June 30, 2012, the Company recognized in the interim condensed consolidated statement of comprehensive loss as an expense $1,794 and $3,146, respectively, (three and six-month periods ended June 30, 2011 – $715 and $1,376) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $4,503 for the six-month period ended June 30, 2012 (six-month period ended June 30, 2011– $1,335) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mines under construction.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three and six-month periods ended June 30, 2012, no consulting expense (three and six-month periods ended June 30, 2011 - $nil and $62) was recorded with respect to stock options granted to a consultant.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

18.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at June 30, 2012.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Canadian dollar	Congolese franc	South African rand	Euro	British Pound
	CDN$	CDF	ZAR	€	£
Cash and cash equivalents	2,828	1,063	84	-	-
Prepaid expenses	95	-	15,670	-	86
Accounts payable	(962)	-	(21,982)	(1,478)	-
Retention allowance	(469)	-	-	-	-
Total foreign currency financial assets and liabilities	1,492	1,063	(6,228)	(1,478)	86
Foreign exchange rate at June 30, 2012	0.9822	0.0011	0.1225	1.2665	1.5705
Total foreign currency financial assets and liabilities in US $	1,465	1	(763)	(1,872)	135
Impact of a 10% strengthening of the US $ on net loss	147	-	(76)	(187)	14

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the Congo and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
	$	$
Cash and cash equivalents	106,135	9,696
Advances and accounts receivable	9,082	910
	115,217	10,606

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $24,329, accrued liabilities of $7,969, and due to related parties of $135 are due within one year.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30, 2012	December 31, 2011
	$	$
Share capital	452,289	440,738
Warrants	13,252	-
Contributed surplus	31,555	28,061
Deficit	(87,403)	(79,762)
	409,693	389,037

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and six month periods ended June 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

19.	Non-cash transactions

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

		Three-month periods ended		Six-month periods ended
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		$	$	$	$
Depreciation included in exploration and evaluation assets	8	140	1,062	266	2,434
Depreciation included in mines under construction	9	1,317	943	2,517	2,206
Stock-based compensation included in exploration and evaluation assets	17	391	674	700	1,335
Stock-based compensation included in mines under construction assets	17	1,584	468	3,346	939
Employee retention allowance	12	90	90	272	300

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